SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

 Earnings Release Q2'25 Brazil: Robust Results from a Model Still Scaling: Brazil continues to deliver strong performance, showcasing the power of Nu’s model with over 107 million customers and more than 60% adult population penetration. Mexico's Growth and Market Disruption: Nu is in the early stages of building a full-scale retail banking platform in Mexico, surpassing 12 million customers. In Colombia, Nu is approaching a major inflection point, with nearly 10% of the country’s population now choosing Nu. Operating Leverage and Monetization: Monthly ARPAC reached $12.2 , up 18% year-over-year (YoY) FX-neutral (FXN), while cost to serve remained stable at $0.8 per active customer, highlighting operating leverage. Deposit Franchise and Net Interest Income (NII): Nu is building a scalable deposit base in Latin America, with total deposits reaching $36.6 billion this quarter, up 41% YoY FXN. With stable cost of funding, NII expanded 11% QoQ FXN to $2.1 billion. In Q2’25, we achieved another quarter of robust growth, expanding our customer base to nearly 123 million with over 4.1 million net additions, and maintaining an activity rate above 83%. This strong engagement drove revenues to $3.7 billion, representing an 85% annualized growth rate since 2021, and allowed us to nearly triple our quarterly net income to $637 million in the past two years. These results come despite our ongoing investments in growth and, most importantly, in keeping our customers loving us fanatically, proving that it's possible to scale efficiently, with discipline, and still generate strong earnings while building the foundation for the long-term David Vélez, CEO São Paulo – August 14, 2025 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU), one of the world’s largest digital banking platforms, today reported its unaudited results for the second quarter ended on June 30, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Nu Holdings Reports Q2’25 Financial and Operating Results Revenues increased 40% YoY FXN, to a record $3.7 billion . Nu’s efficiency ratio rose slightly to 28.3% , reflecting the impact of two main factors: RSU expenses from the initial vesting of Nu’s 2025 annual grant, and higher marketing investments during the quarter. Nu welcomed 4.1 million new customers during the quarter, representing a 17% YoY increase of 18.2 million and bringing total customers to 122.7 million . The activity rate remained above 83% , underscoring the depth of engagement across the Company’s platform. Deposits increased 41% YoY FXN to $36.6 billion , with the cost of funding at 91% of the blended interbank rates for the quarter. The Loan-to-Deposit ratio (LDR) reached 43% . Total credit portfolio expanded 40% YoY FXN and 8% quarter-over-quarter (QoQ) FXN to $27.3 billion , while the total Interest-Earning Portfolio (IEP) expanded 55% YoY FXN to $15.7 billion . Nu's leading asset quality indicator, the 15-90 NPL ratio for the Brazil Consumer Credit Portfolio, declined to 4.4% 1 this quarter, a 30 basis point (bps) improvement versus the previous quarter. This was in line with expectations and outpaced the typical second-quarter seasonality, which usually shows a 20 bps drop. The 90+ NPL ratio increased by 10 bps to 6.6% 1 , reflecting the rise in early delinquency observed in the first quarter and following the usual seasonal pattern. Net income reached $637 million in Q2’25, up 42% YoY FXN, marking the highest quarterly result in Nu’s history. This performance reflects sustained revenue growth and disciplined execution, with ROE remaining strong at 28% . 1 Data for Brazil only. 2 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended June 30, 2025, 2024 and March 31, 2025. Summary of Consolidated Operating Metrics Q2'25 Q2'24 Q1'25 CUSTOMER METRICS Number of Customers (in millions) 122.7 104.5 118.6 Number of Customers growth (%) 17% 25% 19% Active Customers (in millions) 102.2 87.2 98.7 Activity Rate 83% 83% 83% CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 33.3 31.3 30.3 Purchase Volume growth (%) 6% 19% -2% Monthly Average Revenue per Active Customer (in $) 12.2 11.2 11.2 Monthly Average Cost to Serve per Active Customer (in $) 0.8 0.9 0.7 FX NEUTRAL Purchase Volume (FX Neutral) (in $ billions) 33.3 28.9 31.3 Purchase Volume growth (%) 3% 26% -2% Monthly Average Revenue per Active Customer (in $) 12.2 10.3 11.6 Monthly Average Cost to Serve per Active Customer (in $) 0.8 0.8 0.7 CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 27.3 18.9 24.1 Portfolio growth (%) 44% 28% 23% Deposits (in $ billions) 36.6 25.2 31.6 Deposits growth (%) 45% 40% 30% Interest-Earning Portfolio (in $ billions) 15.7 9.8 13.8 Interest-Earning growth (%) 59% 56% 42% FX NEUTRAL Total portfolio - credit card and loan (in $ billions) 27.3 19.5 25.3 Portfolio growth (%) 40% 49% 40% Deposits (in $ billions) 36.6 26.0 33.2 Deposits growth (%) 41% 64% 48% Interest-Earning Portfolio (in $ billions) 15.7 10.1 14.5 Interest-Earning growth (%) 55% 83% 62% 3 Summary of Consolidated Financial Metrics Q2'25 Q2'24 Q1'25 COMPANY FINANCIAL METRICS Revenue (in $ millions) 3,668.5 2,848.7 3,247.7 Revenue growth (%) 29% 52% 19% Gross Profit (in $ millions) 1,548.0 1,359.4 1,319.5 Gross Profit Margin (%) 42% 48% 41% Credit Loss Allowance Expenses / Credit Portfolio (%) 4% 4% 4% Net Income (in $ millions) 637.0 487.3 557.2 Adjusted Net Income (in $ millions) 694.5 562.5 606.5 FX NEUTRAL Revenue (in $ millions) 3,668.5 2,623.8 3,362.9 Revenue growth (%) 40% 61% 40% Gross Profit (in $ millions) 1,548.0 1,252.1 1,362.9 Net Income (in $ million) 637.0 448.8 576.5 Adjusted Net Income (in $ millions) 694.5 518.1 626.5 4 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Swan press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu About Nu Holdings Ltd. Nu is one of the world’s largest digital banking platforms, serving more than 122 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 14, 2025